EXHIBIT 3

                           TEXT OF AMENDMENT TO BYLAWS


Section 1.01 Annual Meeting. An annual meeting of the stockholders for the election of Directors and the transaction of any other business within the powers of the Corporation shall be held during the month of June in the year 2006, and during the month of May in each year thereafter, in each case on a date and at the time and place set by the Board of Directors.